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                               November 25, 2020

       Andrew McDonald
       Chief Executive Officer
       LifeSci Acquisition Corp.
       250 W. 55th St., #3401
       New York, NY 10019

                                                        Re: LifeSci Acquisition
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed November 10,
2020
                                                            File No. 001-39244

       Dear Mr. McDonald:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed November 10,
2020

       Summary Term Sheet, page 1

   1. We note the added disclosure in response to comment 1. Revise the third bullet point describing Vincera
Pharma to clarify, if true, that Vincera would become a "clinical-stage biopharmaceutical
company" if and when the merger is completed and the Bayer license is effective.
       Q: Do any of LSAC   s directors or officers have interests that may
conflict with my interests with
       respect to the Business Combination?, page 9

   2. Please revise this question and answer to highlight, without limitation, Mr. Grossman's affiliation with
LifeSci Investments, Rosedale Park and Chardan, and to discuss all financial interests
that will accrue to these entities in the event the Business Combination is consummated. In this
regard, we note the disclosures on pages 11 and 13 indicate that
                                                        Chardan will be
eligible to receive deferred underwriting discounts and/or commissions.
 Andrew McDonald
FirstName LastNameAndrew   McDonald
LifeSci Acquisition Corp.
Comapany 25,
November  NameLifeSci
              2020      Acquisition Corp.
November
Page 2    25, 2020 Page 2
FirstName LastName
         Please also tell us whether the Sponsor or any affiliates have ownership or financial interests in Vincera.
Background of the Business Section, page 89

3. With reference to the May 7 entry, please revise to identify the individuals affiliated with
         LSAC who made the introduction.
Other Agreements, page 108

4. We refer to prior comment 11. Please revise the disclosure in this subsection to describe briefly the termination provisions and remedies of the voting agreement. Please also revise to explain briefly what incentive(s), if any, were provided to the holders to enter into the agreement.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 134

5. Please remove the line items for In-process research and development, Goodwill and
         Deferred income taxes payable as they all have a zero balance.
6. It appears that the retained earnings of LSAC are carried over in the pro forma balance sheet and that the retained earnings of Vincera Pharma have been eliminated. Considering your revised disclosure that LSAC has been treated as the acquired company, explain to us how this is appropriate and revise as necessary. Include your consideration of ASC 805-
         40-45-2 as to why you did not include an adjustment to eliminate the historical retained earnings of LSAC.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 137

7. Please revise the disclosure to clarify that LSAC's unaudited balance sheet as of
         September 30, 2020 and the related notes are included elsewhere in the proxy statement rather than incorporated by reference.
Clinical Trial, page 146

8. We note your revised disclosures in response to prior comment 17. Please revise to disclose all serious adverse events and not just the most common ones.
9. We reissue comment 18 to the extent that you have not briefly explained neurtopenia, other than to say it is an on-target effect.
General

10. With reference to your disclosure on page 3, please revise the proxy card to indicate that consummation of the Business Combination is conditioned upon approval of all of the
         Proposals, including, as applicable, the five separate voting items contained under the
         Proposal No. 2 heading.
 Andrew McDonald
LifeSci Acquisition Corp.
November 25, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at (202) 551-3649 or Al Pavot at (202) 551-3738 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameAndrew McDonald                         Sincerely,
Comapany NameLifeSci Acquisition Corp.
                                                          Division of
Corporation Finance
November 25, 2020 Page 3                                  Office of Life
Sciences
FirstName LastName